August 10, 2007
VIA EDGAR AND FACSIMILE
Mr William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561

Re	Cadbury Schweppes plc Form 20-F for the Fiscal Year Ended December 31, 2006 File No: 333-06444
Dear Mr. Choi:
The following responds to the comment set forth in your August 1, 2007 letter to Todd Stitzer, Chief Executive Officer of Cadbury Schweppes plc (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Segmental Reporting
a. Business Segment Analysis, page F-7
1.	We have reviewed your response to prior comment 1 in our letter dated June 22, 2007. Please disclose in future filings within your IFRS-US GAAP reconciliation footnote that underlying EPS is not permitted to be presented in US GAAP financial statements.
We note the Staff’s comment and we respectfully advise the Staff that we will disclose in future filings, within our IFRS-US GAAP reconciliation footnote, a note indicating that underlying EPS is not permitted to be presented in US GAAP financial statements.
* * *
In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-409-1313 (fax 011-44-207-830-5200), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,

Cadbury Schweppes plc By: /s/ John Mills Director of Group Secretariat

cc:	Andrew Blume, Staff Accountant, SEC Morgan, Lewis & Bockius LLP Deloitte & Touche LLP